Exhibit 99.1

High Tide Announces Appointment of New Chief Technology Officer and Provides Timing for Release of Second Quarter 2022 Financial Results and Webcast

CALGARY, AB, May 9, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, is pleased to announce that Greg Fleury has joined the Company in the role of Chief Technology Officer. Mr. Fleury brings over 20 years experience in developing and managing digital operations teams, web platform design, analytics, search engine optimization, and e-commerce in the retail, oil and gas, and utilities sectors. In his most recent prior role as Vice-President of Digital and Technology for Edo Japan, a Canadian fast food restaurant chain specializing in Japanese Teppan-style cooking, he led the development of that company's ordering app, website, data warehouse, and analytics systems.

High Tide Inc. May 9, 2022 (CNW Group/High Tide Inc.)

"It gives me great pleasure to announce the addition of Greg Fleury to High Tide's executive team. Greg is an avid technological innovator with many years of experience and a track record of success. I plan on working closely with him over the coming months to take the digital and e-commerce components of High Tide's integrated cannabis ecosystem to new heights," said Raj Grover, President and Chief Executive Officer of High Tide. "I would also like to thank Sean Geng for all of his efforts as High Tide's Chief Technology Officer over the last year. Sean will remain on board with our company as a technology consultant, and I look forward to his continued contributions," added Mr. Grover.

"I am excited to be joining a company that is as dynamic and fast-growing as High Tide is. Over the past year, High Tide has established itself as an e-commerce leader within the global cannabis space, and I was particularly drawn to the company because of this. I am eager to begin working to optimize High Tide's digital platforms, building on our already-solid footing to keep us at the forefront of the cannabis sector's technological evolution," said Mr. Fleury.

As Chief Technology Officer, Mr. Fleury will be responsible for leading High Tide's global technology and digital operations, overseeing the development of digital platforms, digital commerce, security, and analytics. He will also be responsible for managing High Tide's IT infrastructure.

RELEASE OF SECOND QUARTER 2022 RESULTS AND WEBCAST

The Company also announced today that it will release its financial and operational results for the quarter ended April 30, 2022, after financial markets close on Tuesday, June 14, 2022. High Tide's second quarter 2022 financial and operational results will be available on SEDAR, EDGAR, and on the Company's website at www.hightideinc.com/invest.

Following the release of its first quarter financial and operational results, High Tide will host a webcast with Raj Grover, President and Chief Executive Officer, and Rahim Kanji, Chief Financial Officer, at 5:30 PM Eastern Time on Tuesday, June 14, 2022. The webcast and conference call will discuss High Tide's second quarter 2022 financial and operational results, as well as the Company's plans for the remainder of 2022.

Webcast Link for High Tide Earnings Event:
https://events.q4inc.com/attendee/198957094

Participants may pre-register for the webcast by clicking on the link above prior to the beginning of the live webcast. Three hours after the live webcast, a replay of the webcast will be available at the same link above.

Participants who wish to ask questions during the event may do so through the call-in line, the access information for which is as follows:

Canada Dial-In Number (Toll-Free): +1 833 950 0062
Canada Dial-In Number (Local): +1 226 828 7575
United States Dial-In Number (Toll-Free): +1 844 200 6205
United States Dial-In Number (Local): +1 646 904 5544
Dial-In Number for All Other Locations: +1 929 526 1599
Participant Access Code: 076140

*Participants will need to enter the participant access code before being met by a live operator*

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest non-franchised Canadian retailer of recreational cannabis as measured by revenue, with 120 current locations spanning Ontario, Alberta, Manitoba, and Saskatchewan. High Tide was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide's portfolio also includes retail kiosk and smart locker technology – Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, and BlessedCBD.de, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as "forward-looking statements" are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as "outlook", "expects", "intend", "forecasts", "anticipates", "plans", "projects", "estimates", "envisages, "assumes", "needs", "strategy", "goals", "objectives", or variations thereof, or stating that certain actions, events or results "may", "can", "could", "would", "might", or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of High Tide to execute on its business plan and that High Tide will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia's Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. business. High Tide considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Senior Vice President - Corporate and Public Affairs, High Tide Inc., omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 09-MAY-22